SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:

NETC4: R$15.21 /share (BM&FBOVESPA)

NETC: US$9.70/ADR (Nasdaq)

Total number of shares: 342,963,601

2Q11 Earnings Release

São Paulo, July 20, 2011 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice (“NET Fone via Embratel”), announces today its results for the second quarter of 2011 (“2Q11”).

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	2Q11	2Q10%
IFRS - (R$ thousands)

Net Revenue	1,628.9	1,310.0	24.4%
Operating costs	(789.3)	(620.1)	27.3%
Selling, General and Adminstrative Expenses	(359.2)	(303.1)	18.5%
Bad Debt Expenses	(14.9)	(11.8)	26.4%
EBITDA (a)	465.5	374.9	24.2%
EBITDA margin	28.6%	28.6%	-
Depreciation and Amortization	(259.3)	(219.5)	18.1%
Net Exchange and Monetary Variation	38.4	(15.9)	-341.2%
Financial Expenses	(112.0)	(90.7)	23.5%
Financial Income	44.7	41.0	9.1%
Income/(loss) bef. Investees, min.ints.	177.3	89.8	97.5%
Current income Tax and Social Contribution tax	(35.0)	(25.1)	39.5%
Deferred Income Tax and Social Contribution tax	(17.4)	(8.2)	111.6%
Net Income	124.9	56.5	121.2%
Net Debt	1,266.2	1,203.8	5.2%

(a) EBITDA does not represent an accounting item or cash flow for the periods in question. Therefore, EBITDA should not be considered an alternative measure of net income (loss), an indicator of operating performance or an alternative to cash flow as a source of liquidity. Since EBITDA is not an accounting item, companies may make adjustments, which means that the definition of EBITDA may not be comparable with the definitions adopted by other companies.

Continuing our strategy of accelerated growth, Net Revenue grew by 24% to R$1,628.9 million in 2Q11, versus R$1,310.0 million in 2Q10, chiefly due to the expansion of the subscriber base.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) was R$465.5 million in 2Q11, versus R$374.9 million in 2Q10, 24% up year-on-year and in line with net revenue growth.

In 2Q11, the Company posted Net Income of R$124.9 million, an increase of 121.2% from the R$56.5 million in 2Q10.

NET Serviços de Comunicação S.A.			NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q11	2Q10	Consolidated Balance Sheet	2Q11	2Q10
(R$ thousands)			(R$ thousands)
Assets			Liabilities
Total Current Assets	1,395,362	1,684,443	Total Current Liabilities	1,376,516	1,156,408
Total Long-term Assets	7,131,899	6,755,833	Total Long Term Liabilities	3,104,640	3,674,001
			Shareholders' Equity	4,046,105	3,609,865
Total Assets	8,527,261	8,440,276	Liabilities and Stockholders´ Equity	8,527,261	8,440,276

2Q11 Earnings Release
July 20, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.